Mail Stop 4561

February 28, 2007

Ms. Stephanie G. Dimarco
Chief Executive Officer and President
Advent Software, Inc.
301 Brannan Street
San Francisco, California 94107

      Re: **Advent Software, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2005
                Form 10-Q for the Quarterly Period Ended March 31, 2006
                Form 10-Q for the Quarterly Period Ended June 30, 2006
                Form 10-Q for the Quarterly Period Ended September 30, 2006
                File No. 000-26994

Dear Ms. Dimarco:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Stephen Krikorian
                Accounting Branch Chief